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     Section 2. ANNUAL MEETINGS.  The annual meeting of the stockholders of the Corporation shall be held between September 15th and October 15th of each year and on such date and at such hour as may from time to time be designated by the Board of Directors and stated in the notice of such meeting, for the purpose of electing directors for the ensuing year and for the transaction of such other business as may properly be brought before the meeting.